United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-______.)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: April 13, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE
On March 19, 2010, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa — Chairman, José Ricardo Sasseron, Jorge Luiz Pacheco, Renato da Cruz Gomes and Eduardo Fernando Jardim Pinto, and the alternates Messrs. Hajime Tonoki and Wanderlei Viçoso Fagundes, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously decided about the following subject: “3.2.14 RESIGNATION OF DIRECTOR — Considering that Mr. Francisco Augusto da Costa e Silva presented a dismissal request on March 1, 2010, the Board of Directors resolved to register thankfulness to Mr. Costa e Silva for all the services rendered to Vale”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, March 19, 2010.
Fábio Eduardo de Pieri Spina
Secretary